Exhibit 99.1

SINGAPORE, April 12, 2022 — Karooooo Ltd. (“Karooooo”, or the “Company”) (NASDAQ: KARO), which owns 100% of Cartrack Holdings (“Cartrack”), is a leading global provider of an on-the-ground operational IOT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,525,000 connected vehicles and equipment.

Strong momentum in the number of subscribers carried through for the 2022 financial year (“2022”), ended February 28, 2022.

The growing demand by small to large enterprises wanting to digitally transform their business to remain competitive prevailed throughout 2022. Despite persistent changing and challenging operating conditions, Karooooo’s operational resilience, coupled with its profitable and robust business model drove new customer additions, delivering continuous growth in the total number of subscribers (connected vehicles and equipment on our platform).

●	1,525,972 subscribers in total for 2022, up 17% (2021: 1,306,000)

●	219,972 net subscriber additions for 2022, up 23% (2021: 179,485)

“It is encouraging that in our first year as a NASDAQ listed company, our subscriber growth for 2022 was in line with our growth outlook. I am pleased with Karooooo’s resilience and execution despite the persistent operating headwinds resulting from the Covid-19 pandemic during the period,” commented Karooooo founder CEO, Zak Calisto.

Karooooo Limited to report Fourth Quarter and Full Year 2022 Financial Results on April 27, 2022 Eastern Time

Karooooo will report financial results for the fourth quarter and full year ended February 28, 2022 on Wednesday, April 27, 2022 shortly after 04:00 p.m. Eastern Time. The Company will host a corresponding Zoom webinar on Thursday, April 28, 2022 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time). Investors are invited to join the Zoom at: https://us02web.zoom.us/j/89427800885

Webinar ID: 894 2780 0885

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of an on-the-ground operational IOT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,525,000 connected vehicles and equipment. Karooooo assists thousands of enterprise customers in digitally transforming their on-the-ground operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com